

March 12, 2025

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibit C, the Exchanges are each filing an amendment to reflect that Meaghan Dugan (SVP, Head of US Options) and Megan Goett (SVP, Chief Marketing Officer) were newly appointed as Officers to several affiliated entities.

Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer), Timothy Lipscomb (EVP, Chief Technology Officer) and Oliver Sung (SVP, North American Cash Equities) have undergone changes to their existing Officer titles to several affiliated entities. Carmen (Lita) Brannan (VP, Government Relations) and Alexandra Albright (SVP, Chief Compliance Officer) have been terminated as Officers from several affiliated entities.

For Exhibit J, the Exchanges are each filing an amendment to reflect that Meaghan Dugan (SVP, Head of US Options), Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer), Megan Goett (SVP, Chief Marketing Officer), Timothy Lipscomb (EVP, Chief Technology Officer), and Oliver Sung (SVP, North American Cash Equities) were appointed as Officers. Carmen (Lita) Brannan (VP, Government Relations) and Alexandra Albright (SVP, Chief Compliance Officer) have been terminated as Officers.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 11:00am on 03/12/25

Enclosures

<table>
<tr><td>Form 1
Page 1
Execution Page</td><td>U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

APPLICATION FOR, AND AMENDMENTS TO APPLICATION
FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE
OR EXEMPTION FROM REGISTRATION PURSUANT TO
SECTION 5 OF THE EXCHANGE ACT</td><td>Date filed
(MM/DD/YY)

03/12/25</td><td>OFFICIAL
USE
ONLY</td></tr>
</table>

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe BYX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   433 W Van Buren Steet
   Chicago, Illinois 60661

   25000066

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
   (913) 815-7000   (913) 815-7119
        (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
   Laura Dickman   Associate General Counsel   Cboe BYX Exchange, Inc.   (312) 786-7572
        (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Pat Sexton
   433 W Van Buren Street
   Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
   _____ Limited Liability Company _____ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: _____03/12/25____ _____ _____   Cboe BYX Exchange, Inc._____
        (MM/DD/YY)   (Name of Applicant)

By: _Laura Dickman__ [signature executed at 11:00am on 03/12/25]   Laura Dickman, Associate General Counsel
        (Signature)   (Printed Name and Title)
Subscribed and sworn before me this _see header_ day of _see header_, _see header_ by _see header_
                                      (Month)   (Year)   (Notary Public)

My Commission expires ___see header_____ County of __see header___ State of see header_____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C – AMENDMENT AS OF MARCH 12, 2025

Summary of changes made to Exhibit C:

- Meaghan Dugan (SVP, Head of US Options) was newly appointed as an Officer to Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc.
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer) underwent changes to their existing title as an Officer to Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc.
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer) was newly appointed as an Officer to Cboe Futures Exchange, LLC, Cboe SEF, LLC, Cboe Clear U.S., LLC and Cboe Digital Exchange, LLC
- Megan Goett (SVP, Chief Marketing Officer) was newly appointed as an Officer to Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc. Cboe Futures Exchange, LLC and Cboe SEF, LLC
- Timothy Lipscomb (EVP, Chief Technology Officer) underwent changes to their existing title as an Officer to Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc. Cboe Futures Exchange, LLC and Cboe SEF, LLC
- Oliver Sung (SVP, North American Cash Equities) underwent changes to their existing title as an Officer to Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc.
- Carmen (Lita) Brannan (VP, Government Relations) was terminated as an Officer Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc. and Cboe Bats, LLC.
- Alexandra Albright (SVP, Chief Compliance Officer) was terminated as an Officer Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Cboe FX Markets, LLC, Cboe SEF, LLC, Cboe Futures Exchange, LLC, Cboe Bats, LLC, Cboe Livevol, LLC, Cboe Data Services, LLC, Cboe Silexx, LLC, Digital Asset Benchmark Administration, LLC, Cboe Global Indices, LLC, Cboe Clear U.S., LLC, and Cboe Digital Exchange, LLC

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1.   **Name.**

2.   **Title.**

3.   **Dates of commencement and termination of term of office or position.**

4.   **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1.   Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers				
Name:		Title:	Commencement of Term Date:	
Andrew Bevers		VP, Head of Derivatives Account Coverage	03/01/24	
Kristin Boyd		SVP, Global Head of Derivative Sales and Distribution	03/01/24	
Kevin Carrai		SVP, Global Head of Market Data and Access Services)	03/01/24	
Brittany Carter		VP, Corporate Strategy	03/01/24	
Cole Chmielewski		Vice President, Operations	03/01/24	

Bo Chung	Senior Vice President, Global Head of Sales & Index Licensing	03/01/24		
William Ciabattoni	VP, Product Management	03/01/24		
Catherine Clay	EVP, Global Head of Derivatives	03/01/24		
Gary Compton	Vice President, Communications	03/01/24		
Jeff Connell	Senior Vice President, Deputy Chief Regulatory Officer	03/01/24		
Laura Dickman	Vice President, Associate General Counsel	03/01/24		
Meaghan Dugan	SVP, Head of US Options	03/01/25		
James Enstrom	Senior Vice President, Chief Audit Officer	03/01/24		
Angelo Evangelou	SVP, Public Policy	03/01/24		
Stacie Fleming	SVP, Communications	03/01/24		
Stephanie Foley	EVP, Chief Human Resources Officer	03/01/24		
Jennifer Fuentes	VP, Compliance – North American Securities and Interim Chief Compliance Officer	03/01/25 – Change in Title		
Todd Furney	Senior Vice President, Chief Risk Officer	03/01/24		
Megan Goett	SVP, Chief Marketing Officer	03/01/25		
Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer	03/01/24		
Jill Griebenow	EVP, CFO, Treasurer	03/01/24		

Casie Harris	Vice President, Controller	8/13/24		
John Hiatt	Vice President, Cboe Labs	03/01/24		
Rob Hocking	Senior Vice President, Head of Product Innovation	03/01/24		
Gregory Hoogasian	Executive Vice President, Chief Regulatory Officer	03/01/24		
Dave Howson	President	03/01/24		
Adam Inzirillo	EVP, Global Head of DnA	03/01/24		
Matt Iwamaye	VP, Associate General Counsel, Equities	03/01/24		
Chris Isaacson	Executive Vice President, COO	03/01/24		
Steven Jorgensen	Vice President, Head of Derivatives Sales – European & Middle East Clients	12/17/24		
Jennifer Lamie	Vice President, Chief Regulatory Advisor	03/01/24		
Stephanie Lara	SVP, Deputy Chief Regulatory Officer	03/01/24		
Benjamin Lawson	Vice President, Chief Information Security Officer	12/17/24		
Tim Lipscomb	EVP, Chief Technology Officer	03/01/25 – Change in Title		
Marc Magrini	Vice President, Administration	03/01/24		
Scott Manziano	VP, Sales Operations	03/01/24		
Robert Marrocco	VP, Global Head of ETP Listings	03/01/24		
Sarah McDowell	VP, Chief Enforcement Counsel	03/01/24		

Kathleen Mikulak	VP, Regulation	03/01/24		
Emily Mitchell	Senior Vice President, Tax	03/01/24		
Anthony Montesano	Vice President, Market Structure	03/01/24		
Kyle Murray	VP and Associate General Counsel	03/01/24		
Jordan Newmark	VP, Associate General Counsel	03/01/24		
Dennis O'Callahan	VP, Cboe Labs	03/01/24		
Dan Overmyer	Vice President, Options Regulation	03/01/24		
Hemang Patel	VP, Project Management	03/01/24		
Arthur Reinstein	Senior Vice President and Deputy General Counsel	03/01/24		
Stephanie Renner	SVP, Finance	03/01/24		
John Sexton	Executive Vice President, General Counsel & Corporate Secretary	03/01/24		
Steven Sinclair	Vice President, Software Engineering	03/01/24		
Eileen Smith	Senior Vice President, Data and Analytics	03/01/24		
Nicholas Still	VP, Data Protection Officer	03/01/24		
Oliver Sung	SVP, North American Cash Equities	03/01/25 – Change in Title		
Alexandra Szakats	Vice President, Cboe Options Institute	7/17/24		
Natan Tiefenbrun	Senior Vice President, President North American and European Equities	7/17/24		

Frederic Tomczyk	CEO	03/01/24		
Hatice Unal	SVP, Infrastructure	03/01/24		
Joacim Wiklander	President & CEO of Cboe Canada │Head of Global Listings	7/17/24		
Allen Wilkinson	SVP, Chief Accounting Officer	03/01/24		
Clinton Wolf	VP, Operations	03/01/24		
Omarr Woodhouse	VP, Operations Support Center	03/01/24		
Troy Yeazel	Senior Vice President, Global Operations	03/01/24		
Former Officers				
Name:	Title:	Appointment Date:	Termination/ Change Position Date:	
Arianne Adams	Senior Vice President, Head of Options and Global Client Services	01/07/19	10/31/23	
Alexandra Albright	Senior Vice President, Chief Compliance Officer	03/01/24	03/03/25	
Carmen (Lita) Brannan	VP, Government Relations	03/01/24	02/28/25	
John Deters	Executive Vice President, Chief Strategy Officer	02/28/17	11/07/23	
Andrew Lowenthal	SVP, International Expansion and Business Development	02/28/17	12/31/23	
Gina DeRaimo	Vice President, Derivatives Institute	01/07/20	05/04/24	
Umesh Yerram	VP, Chief Information Security Officer	02/02/21	06/27/24	
Vaishali Javeri	Senior Vice President, Chief Legal Officer, North American Securities	12/19/22	8/23/24	

2.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors					
Name		Classification(s)		Last Appointment Date:	Termination Date:
Bruce Andrews		Director		08/13/24	
Gilbert Bassett		Director		08/13/24	
Dave Howson		Director		08/13/24	
Kevin Murphy		Director		08/13/24	
Anada Radhakrishnan		Director		08/13/24	
Miguel Rivera		Director		08/13/24	
David Roscoe		Director		08/13/24	
Hillary Sale		Director		08/13/24	
Scott Wagner		Director		08/13/24	

3.   Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- David Howson (Chairman)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe